

UN 16012372
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68503

Washington DC
409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SOUTHERN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 WINDWARD CONCOURSE, SUITE 115
(No. and Street)

ALPHARETTA (City) GA (State) 30005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schwartz (770) 777-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr., 6th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southern Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES ROBERT HICE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 16, 2019
FULTON COUNTY, GEORGIA

2-25-16

Notary Public

Signature

CHIEF OPERATING OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstSouthern
Securities

Dallas D. Hurt
VP of Investment Banking
Public Finance

1720 Windward Concourse
Suite 115
Alpharetta, GA 30005
770.777.9373
770.777.9308 fax
937.763.5896 cell
877.778.9373 toll free
dhurt@fssec.com

www.fssec.com


FGMK
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
First Southern Securities, LLC

We have audited the accompanying statement of financial condition of First Southern Securities, LLC as of December 31, 2015. This financial statement is the responsibility of First Southern Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of First Southern Securities, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 24, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

FIRST SOUTHERN SECURITIES, LLC
Separately Bound
Statement of Financial Condition
For the Year Ended
December 31, 2015
With
Report of Independent Registered Public Accounting Firm

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 36,796
Receivable from clearing broker	376,142
Deposit with clearing broker	1,100,000
Securities owned, at estimated fair value	3,717,445
Furniture, equipment and leasehold improvements, net of accumulated depreciation And amortization of $53,482	43,179
Other assets	64,769
Total Assets	$5,338,331

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Due to clearing broker	$ 3,889,064
Accounts payable and accrued expenses	107,092
Securities sold, but not yet purchased, at fair market value	7,331
Due to related party	220,118
Deferred rent	10,097
Total Liabilities	4,233,702
MEMBERS' EQUITY	
Total Members' Equity	1,104,629
Total Liabilities and Members' Equity	$ 5,338,331